SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

AIR FRANCE

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 15 November 2004

FISCAL YEAR 2004-05

SECOND QUARTER

•	Strong performance of transport businesses

•	Sales revenues up 6.4% to 5.13 billion euros

•	Increase of 1.7% in unit revenue per available seat kilometre (excluding currency effect)

FIRST HALF

•	Revenues up 9.1% to 9.59 billion euros

Consolidated turnover

	2nd quarter at 30 September				1st half at 30 September (3)
(in millions of euros)	2004	2003	Variation	Published (1)	2004		2003	Variation	Published(1)
Scheduled passenger	3,823	3,591	+6.5%	2,476	7,118		6,523	+9.1%	4,779
Other passenger revenues	226	204	+10.8%	196	479		433	+10.6%	387
Total passenger	4,049	3,795	+6.7%	2,672	7,597		6,956	+9.2%	5,166
Scheduled cargo	570	529	+7.8%	309	1,062		982	+8.1%	615
Other cargo revenues	40	44	-9.1%	40	85		90	-5.6%	77
Total cargo	610	573	+6.5%	349	1,147		1,072	+7.0%	692
Maintenance	192	187	+2.7%	129	377		362	+4.1%	263
Other (2)	281	268	+4.9%	34	474	(4)	407	+16.5%	72
Total revenues	5,132	4,823	+6.4%	3,184	9,595		8,797	+9.1%	6,193

(1)	Air France Group only

(2)	The sector “Other” includes the charter and low-cost activities of Transavia, a KLM subsidiary, as well as the catering operations of the two companies

(3)	Consolidation of Air France over 6 months and of KLM over 5 months

(4)	Servair was previously consolidated with one-quarter gap. To offset this gap as of fiscal 2004-05, 6 months of revenues were consolidated in the first quarter, representing 9 months for this first half.

Activity in the 2nd quarter of 2004-05

The Group performed well in the second quarter, in a context marked by rising oil prices. Revenues were up 6.4% to 5.13 billion euros. Both companies contributed to this growth. Air France posted revenue growth of 5.6% to 3.36 billion euros and KLM’s revenues were up 8.4% to 1.78 billion euros.

Passenger activity

Revenues for the passenger activity totalled 4.05 billion euros (+6.7%) of which 3.82 billion euros of traffic revenues (+6.5%).

	Second quarter at 30 September
	2004	2003		Variation
Published passenger traffic revenue (in €m)	3,823	3,591		+6.5%
Adjusted passenger traffic revenues (in €m)	3,823	3,578	(1)	+6.9%
Group unit revenue per ASK (in € cents)	6.62	6.60	(1)	+0.3%
Group unit revenue per RPK (in € cents)	8.16	8.23	(1)	-0.8%

(1)	Before the impact of an adjustment of 13 million euros corresponding to commissions that have been deducted from traffic revenues in the first quarter 2003-04 and that should have been recorded in expenses.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website: www.airfrance-finance.com

Unit revenue per available seat kilometre (RASK) was up 0.3%, despite a negative currency impact of 1.4%. Unit revenue per revenue passenger- kilometre (yield) was up 0.6% excluding currency effect.

Cargo activity

Over the quarter, the Air France-KLM group posted an increase in cargo revenues of 6.5% to 610 million euros, including traffic revenues of 570 millions euros (+7.8%).

	Second quarter at 30 September
	2004	2003	Variation
Cargo traffic revenue (in million €)	570	529	+7.8%
Group unit revenue per ATK (in € cents)	14.69	14.90	-1.4%
Group unit revenue per RTK (in € cents)	22.16	22.51	-1.6%

Unit revenue per available tonne kilometre (RASK) was up 1.5% excluding a negative currency effect of 2.9% and unit revenue per revenue tonne kilometre (yield) was up 1.3% excluding currency effect.

Maintenance activity

The third-party maintenance revenues of the Air France-KLM group increased by 2.7% for the quarter ending 30 September 2004 to 192 million euros.

Other activities

Other activities include the catering operations of the two companies through their subsidiaries Servair and KLM Catering Services, and the charter and low cost business of KLM through its subsidiary Transavia. Revenues for other activities grew 4.9% to 281 million euros.

Revenues for the charter and low cost business totalled 143 million euros (-1.5%), while revenues for the catering segment were 138 million euros (+12.2%).

Activity for the first half of 2004-05

As the exchange offer for the KLM shares closed on 3 May 2004, the consolidated data (revenues and traffic) for the Air France-KLM group are presented on the basis of a consolidation of Air France over 6 months (April-September) and of KLM over 5 months (May-September). The variations shown are based on a 2003 pro forma basis.

Revenues for the first half totalled 9.59 billion euros, an increase of 9.1%.

Passenger activity

The passenger sector posted revenues of 7.60 billion euros (+9.2%), of which traffic revenues amounting to 7.12 billion euros (+9.1%).

	First half at 30 September (1)
	2004	2003	Variation
Passenger traffic revenue (in million €)	7,118	6,523	+9.1%
Group unit revenue per ASK (in € cents)	6.66	6.68	-0.2%
Group unit revenue per RPK (in € cents)	8.38	8.58	-2.3%

(1)	Consolidation of Air France over 6 months and of KLM over 5 months

Unit revenue per available seat kilometre decreased slightly (-0.2%) and yield (unit revenue per RPK) declined by 2.3% after a negative currency effect of 1.6%.

Cargo activity

Revenues for the cargo activity were up 7.0% over the period to 1.15 billion euros, of which traffic revenues of 1.06 billion euros (+8.1%).

	First half at 30 September (1)
	2004	2003	Variation
Cargo traffic revenue (in million €)	1,062	982	+8.1%
Group unit revenue per ATK (in € cents)	14.89	15.25	-2.3%
Group unit revenue in RTK (in € cents )	22.23	22.69	-2.0%

(1)	Consolidation of Air France over 6 months and KLM over 5 months.

Unit revenue per available tonne kilometre was up slightly (+0.4%) excluding a negative currency impact of 2.7%. Cargo yield (unit revenue per RTK) increased by 0.7% excluding currency effects.

Maintenance activity

The third-party maintenance revenue of the Air France-KLM group rose 4.1% over the period to 377 million euros.

Other activities

Revenue from other activities amounted to 474 million euros (+16.5%) for the first half of financial year 2004-05. This figure include the consolidation of 9 months of revenues of Servair1. Excluding the consolidation of the additional quarter of Servair, revenue from other activities increased by 5.6%.

Revenues for the charter and low cost activities totalled 227 million euros (-2.8%). The catering business posted revenues of 247 million euros (+42.8%). Excluding the Servair consolidation effect, catering revenues were up 17.3%.

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

[1]	Servair was previously consolidated with one-quarter gap. To offset this gap as of fiscal 2004-05, 6 months of revenues were consolidated in the first quarter 2004-05, representing 9 months for this first half.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France

Date: November 15, 2004	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations